

March 30, 2021

Michael Puorro
Chairman and Chief Executive Officer
Hanover Bancorp, Inc.
80 East Jericho Turnpike
Mineola, NY 11501

> **Re: Hanover Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 19, 2021**
> **File No. 333-252262**

Dear Mr. Puorro:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2021 letter.

Amended Rregistration Statement on Form S-4 filed March 19, 2021

Pro Forma Balance Sheet - December 31, 2020 Consolidated , page 20

1. We note your response to our prior comment 5 and your enhanced disclosure on pages 20-21. Tell us why you have not included "After-tax deferred PPP fee income" of $2.5 million as an adjustment to Savoy stockholder's equity in the determination of Goodwill created; alternatively update accordingly.

Unaudited Pro Form Condensed Consolidated Balance Sheet as of December 31, 2020
Comparative Per Share Information, page 26

2. We note your response to our prior comment 6 and the disclosure in footnote (3) for Equivalent Pro Forma Combined Per Share of Savoy Common Stock. We are still unable

to recalculate the amounts presented. Please provide us with the calculations, update your disclosure accordingly, and disclose why these metrics are meaningful in evaluating the proposed transaction.

3. Please revise your opening paragraph to state that pro forma combined diluted earnings of Hanover [and Savoy] is based on the pro forma combined net income of Hanover and Savoy, divided by total pro forma diluted common shares of the combined entity.

You may contact Michelle Miller at (202) 551-3368 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance